News Release

Sun Life

Sun Life cautions investors regarding Obatan LLC bid for shares

TORONTO, ON – (January 5, 2021) - Sun Life Financial Inc. (the "Company" or "Sun Life") (TSX: SLF) (NYSE: SLF) has been notified that Obatan LLC ("Obatan") has made an unsolicited "mini-tender offer" to purchase up to 50,000 common shares of Sun Life or approximately 0.0085% of the common shares outstanding at a price of US$35 per share.

Sun Life is not associated with Obatan and does not recommend or endorse acceptance of this unsolicited offer.

Sun Life cautions that Obatan's offer has been made at a price that is significantly lower than recent market prices for Sun Life shares on Canadian and U.S. stock exchanges. This offer represents a discount of 19.90% and 19.84% respectively below the closing price of Sun Life's common shares on the TSX and NYSE on December 18, 2020, the last trading day before the mini-tender offer was commenced and a discount of 20.94% and 20.80% respectively below the closing prices on the TSX and NYSE on January 4, 2021.

Securities administrators in Canada and the United States recommend that investors exercise caution with "mini-tender offers". Mini-tender offers are designed to avoid disclosure and procedural requirements applicable to most bids under Canadian and U.S. securities regulations. Canadian Securities Administrators and the U.S. Securities and Exchange Commission (SEC) have expressed serious concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

The SEC has indicated that "bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price."

According to Obatan's offer documents, Sun Life shareholders who have already tendered their shares can withdraw their shares at any time before 8:00 P.M. New York City Time on February 2, 2021 by following the procedures described in the offer documents. Shareholders are cautioned that the terms of the Obatan offer may be varied, and the cash consideration offered may be decreased. In such a case, shareholders who have already tendered to the offer may have limited notice of such change and limited time to withdraw their shares from the offer. There are also no assurances that Obatan will buy the shares delivered under the offer.

Shareholders and policyholders should carefully review the Obatan offer documents, consult with their Sun Life advisor or investment advisor to discuss any offer they may receive and review all options they have for their investment in Sun Life shares. If you are in Canada and

do not have a Sun Life advisor and are interested in finding one, please visit https://www.sunlife.ca/en/find-an-advisor/.

Sun Life has stock transfer agents providing shareholder services in Canada, the United States, the United Kingdom, Hong Kong and the Philippines. These local agents provide services directly to our registered shareholders and can provide information on share account management, direct deposit of dividends, dividend reinvestment and share purchase plans. Please email sunlifeinquiries@astfinancial.com for more information.

Sun Life requests that a copy of this news release be included in any distribution of materials relating to Obatan's mini-tender offer for Sun Life common shares.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2020, Sun Life had total assets under management of $1,186 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:
Irene Poon
Manager
Investor Corporate Communications
T. 416-988-0542
irene.poon@sunlife.com

Investor Relations Contact:
Leigh Chalmers
Senior Vice-President, Head of
Relations & Capital Management
T. 647-256-8201
investor_relations@sunlife.com